1049 Camino Dos Rios Thousand Oaks, CA 91360-2362 Phone: 805.373.4545 Fax: 805.373.4450

April 20, 2012

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-7010

Attention: Linda Cvrkel, Branch Chief

Re:	Teledyne Technologies Incorporated
Form 10-K for the fiscal year ended January 1, 2012
Filed February 29, 2012
File No. 001-15295

Dear Ms. Cvrkel:

Teledyne Technologies Incorporated (“the Company”) hereby responds to the comment letter dated March 23, 2012, related to the above-referenced filing, as follows. The SEC staff comment is repeated for reference, followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1.	We note that your discussion of costs of sales and changes in costs of sales provided in MD&A for all periods presented in your financial statements is relatively limited in spite of the fact that such costs compromise a significant portion of the Company’s total operating expenses. In light of the overall significance of such costs and their resultant impact on the Company’s profitability levels on both a consolidated basis as well as at the segment level, please significantly expand your discussion of cost of sales in the future filings to address the following:

•	the facts and circumstances responsible for changes in the levels of costs of sales during all periods presented; and

•	the facts and circumstances responsible for changes in the level of costs of sales associated with each of your four business segments.

Your revised discussion should quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary from period to period. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating profits. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). For

Securities and Exchange Commission

April 20, 2012

example, you discuss the fact that DALSA’s cost structure has a lower cost of sales percentage than the overall Teledyne, without providing any further detail. Given the significance of the acquisition, we believe such information would be helpful to an investor’s understanding of DALSA’s impact to your operations. Please revise accordingly.

With respect to your overall results of operations disclosure, we also encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear.

Specifically:

•	use tables to list, quantify, and sum all the material individual factors to which changes in accounts are attributable; and

•	refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

As part of your response, please provide us with a copy of your intended revision disclosures.

RESPONSE:

In an effort to provide increased disclosure and transparency, in future filings, beginning with our first quarter 2012 Form 10-Q, we will disclose in table format the amount of changes in the level of cost of sales on a consolidated basis as well as by segment for all periods presented. We will also provide additional narrative disclosure to explain the drivers of changes in cost of sales. On a consolidated basis our disclosures will address the changes in cost of sales by segment. Within each segment we produce numerous diverse products which may have very different compositions of labor, material and overhead. We believe the most meaningful analysis will primarily focus on the sales mix and sales volume impact to cost of sales based on these products within a segment. When applicable we will comment on a discrete event or trend impacting the components of cost of sales.

Securities and Exchange Commission

April 20, 2012

The proposed disclosure is as follows. For ease of reading, we have indicated the language we have changed from the relevant portions of the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our 2011 Form 10-K using italics and strikethroughs:

(Illustrative revision to page 34, 2011 Form 10-K – New Table)

The table below presents sales and cost of sales by segment and total company.

(Dollars in millions)	2011	2010	Change
Instrumentation
Sales	$616.6	$573.2	$43.4
Cost of sales	$354.2	$332.4	$21.8
Cost of sales % of sales	57.4%	58.0%

Digital Imaging
Sales	$349.9	$122.5	$227.4
Cost of sales	$231.5	$91.3	$140.2
Cost of sales % of sales	66.2%	74.5%

Aerospace and Defense Electronics
Sales	$670.8	$614.7	$56.1
Cost of sales	$458.0	$451.9	$6.1
Cost of sales % of sales	68.3%	73.5%

Engineered Systems
Sales	$304.6	$333.8	$(29.2)
Cost of sales	$247.0	$272.5	$(25.5)
Cost of sales % of sales	81.1%	81.6%

Total Company
Sales	$1,941.9	$1,644.2	$297.7
Cost of sales	$1,290.7	$1,148.1	$142.6
Cost of sales % of sales	66.5%	69.8%

Consolidated cost of sales in total dollars ~~was higher~~ increased by $142.6 million in 2011, compared with 2010, and primarily reflected $123.5 million in cost of sales from the DALSA acquisition which is included in the Digital Imaging segment and the impact of higher sales primarily in the Instrumentation and Aerospace and Defense Electronics segments and lower sales in the Engineered Systems segment. Also, cost of sales in 2010 included an $8.2 million inventory write-down in the Aerospace and Defense Electronics segment. Cost of sales as a percentage of sales for 2011 was 66.5%, compared with 69.8% for 2010. The lower cost of sales percentage reflected the impact of the DALSA cost structure which has a lower cost of sales percentage than the overall Teledyne cost of sales percentage and other sales mix changes as well as cost reductions partially offset by the impact of the inventory write-down. Excluding the impact of the DALSA acquisition, cost of sales as a percentage of sales for 2011 would have been 67.3%. The remaining 2.5% decrease in the cost of sales percentage was primarily the result of a lower cost of sales percentage for the Aerospace and Defense Electronics segment due to cost reductions, product mix and lower pension expense.

Securities and Exchange Commission

April 20, 2012

(Illustrative revision to page 36, 2011 Form 10-K – New Table)

The table below presents sales and cost of sales by segment and total company.

(Dollars in millions)	2010	2009	Change
Instrumentation
Sales	$573.2	$538.4	$34.8
Cost of sales	$332.4	$320.6	$11.8
Cost of sales % of sales	58.0%	59.5%

Digital Imaging
Sales	$122.5	$127.3	$(4.8)
Cost of sales	$91.3	$89.6	$1.7
Cost of sales % of sales	74.5%	70.4%

Aerospace and Defense Electronics
Sales	$614.7	$579.2	$35.5
Cost of sales	$451.9	$422.5	$29.4
Cost of sales % of sales	73.5%	72.9%

Engineered Systems
Sales	$333.8	$407.2	$(73.4)
Cost of sales	$272.5	$344.6	$(72.1)
Cost of sales % of sales	81.6%	84.6%

Total Company
Sales	$1,644.2	$1,652.1	$(7.9)
Cost of sales	$1,148.1	$1,177.3	$(29.2)
Cost of sales % of sales	69.8%	71.3%

Consolidated cost of sales in total dollars ~~was lower~~ decreased by $29.2 million in 2010, compared with 2009, ~~and reflected the impact of~~ primarily due to the decrease in sales in the Engineered Systems segment partially offset by the higher sales in the Instrumentation and Aerospace and Defense Electronics segments. Cost of sales also decreased due to lower pension expense ~~and cost reductions~~, of $14.8 million partially offset by the $8.2 million inventory ~~charge~~ write-down and increased LIFO expense of $3.0 million. Cost of sales in 2010 included $0.8 million in LIFO expense, compared with $2.2 million of LIFO income in 2009. Cost of sales as a percentage of sales for 2010 was 69.8%, compared with 71.3% for 2009. The lower cost of sales percentage reflected the impact of cost reductions, product mix and lower pension expense, partially offset by the impact of the $8.2 million inventory write-down and LIFO expense.

Securities and Exchange Commission

April 20, 2012

(Illustrative revision beginning at page 37, 2011 Form 10-K. We intend to add four new lines to each of the existing segment tables, 1) cost of sales in dollars, 2) selling, general and administrative expenses in dollars, 3) cost of sales as a percentage of sales and 4) selling, general and administrative expenses as a percentage of sales, as noted below.)

Instrumentation

(Dollars in millions)	2011	2010	2009
Sales	$616.6	$573.2	$538.4
Cost of sales	$354.2	$332.4	$320.6
Selling, general and administrative expenses	$139.6	$126.9	$122.3
Operating profit	$122.8	$113.9	$95.5
Cost of sales % of sales	57.5%	58.0%	59.6%
Selling, general and administrative expenses % of sales	22.6%	22.1%	22.7%
Operating profit % of sales	19.9%	19.9%	17.7%
International sales % of sales	52.4%	52.3%	52.1%
Governmental sales % of sales	6.3%	6.2%	6.8%
Capital expenditures	$8.9	$6.4	$16.1

Our Instrumentation segment provides measurement, monitoring and control instruments for marine, environmental, scientific and industrial applications. We also provide power and communications connectivity devices for distributed instrumentation systems and sensor networks deployed in mission critical, harsh environments.

2011 compared with 2010

Our Instrumentation segment sales were $616.6 million in 2011, compared with sales of $573.2 million in 2010, an increase of 7.6%. Operating profit was $122.8 million in 2011, compared with $113.9 million in 2010, an increase of 7.8%.

The 2011 sales change resulted primarily from $24.0 million in higher sales of environmental instrumentation products and $19.4 million in higher sales of marine instrumentation products. The higher sales for environmental instrumentation reflected improvement for substantially all product offerings. The higher sales for marine instrumentation reflected increased sales of marine interconnect systems, partially offset by reduced sales of geophysical sensors for the energy exploration market. The higher sales for marine instrumentation also included $3.7 million from a recent acquisition. The increase in operating profit reflected the impact of higher sales. Segment operating profit in 2011 also reflected LIFO expense of $0.5 million compared with LIFO expense of $0.2 million in 2010. Cost of sales in total dollars increased by $21.8 million in 2011, compared with 2010, and primarily reflected the increase in sales. Operating profit as a percentage of sales was 19.9% for both 2011 and 2010 and reflected a slightly lower cost of sales percentage due to mix, offset by a slightly higher selling, general and administrative percentage due to increased research and development expenses.

Securities and Exchange Commission

April 20, 2012

2010 compared with 2009

Our Instrumentation segment sales were $573.2 million in 2010, compared with sales of $538.4 million in 2009, an increase of 6.5%. Operating profit was $113.9 million in 2010, compared with $95.5 million in 2009, an increase of 19.3%.

The 2010 sales increase resulted primarily from higher sales of marine and environmental instrumentation products. The higher sales of $18.3 million for marine instrumentation included improved sales of geophysical sensors for the energy exploration market. The higher sales of $16.5 million for environmental instrumentation reflected improved sales for most product offerings. The increase in operating profit reflected the impact of higher sales, cost reductions, ~~lower pension expense~~ and product mix differences. Operating profit included pension expense of $1.3 million for 2010, compared with $1.0 million for 2009. Segment operating profit in 2010 also reflected LIFO expense of $0.2 million compared with LIFO income of $0.5 million in 2009. Operating profit as a percentage of sales was 19.9% for 2010 and 17.7% for 2009. Cost of sales in total dollars increased by $11.8 million in 2010, compared with 2009, and primarily reflected the increase in sales, partially offset by favorable product mix differences. Cost of sales as a percentage of sales and selling, general and administrative costs as a percentage of sales both decrease primarily reflecting leveraging of fixed costs over increased sales.

Digital Imaging

(Dollars in millions)	2011	2010	2009
Sales	$349.9	$122.5	$127.3
Cost of sales	$231.5	$91.3	$89.6
Selling, general and administrative expenses	$102.3	$26.0	$25.9
Operating profit	$16.1	$5.2	$11.8
Cost of sales % of sales	66.2%	74.5%	70.4%
Selling, general and administrative expenses % of sales	29.2%	21.3%	20.3%
Operating profit % of sales	4.6%	4.2%	9.3%
International sales % of sales	47.1%	7.1%	4.9%
Governmental sales % of sales	31.5%	76.2%	75.9%
Capital expenditures	$13.8	$11.3	$5.7

Our Digital Imaging segment includes digital image capture products, primarily consisting of high performance sensors, cameras and software for use in industrial, scientific, medical and professional applications products, specialty semiconductors and micro electro mechanical systems (“MEMS”), and infrared detectors, cameras and optomechanical assemblies. It also includes our sponsored and centralized research laboratories benefiting government programs and businesses, as well as major development efforts for innovative digital imaging products for government and space applications.

Securities and Exchange Commission

April 20, 2012

2011 compared with 2010

Our Digital Imaging segment sales were $349.9 million in 2011, compared with sales of $122.5 million in 2010, an increase of 185.6%. Operating profit was $16.1 million in 2011, compared with $5.2 million in 2010, an increase of 209.6%.

The 2011 sales increase included $214.0 million in revenue from recent acquisitions, primarily the February 2011, acquisition of DALSA, as well as higher organic sales. The increase in operating profit reflected the impact of higher sales, partially offset by increased intangible asset amortization of $9.9 million and $25.9 million in higher research and development and bid and proposal spending, primarily from recent acquisitions. The incremental operating profit from recent acquisitions was $10.7 million. Operating profit as a percentage of sales was 4.6% for 2011 and 4.2% for 2010. Cost of sales in total dollars increased by $140.2 million in 2011, compared with 2010, and reflected $123.5 million in cost of sales from the DALSA acquisition, as well as cost of sales on increased organic sales. The cost structure for this segment was significantly impacted by the acquisition of DALSA. Excluding the impact of the DALSA acquisition, cost of sales as a percentage of sales for 2011 would have been 76.0% which reflects a slightly less profitable mix of contracts versus 2010. Excluding the impact of the DALSA acquisition, selling, general and administrative expense as a percentage of sales for 2011 would have been 19.1% versus 21.2% in 2010 which reflected leveraging fixed costs over higher sales.

2010 compared with 2009

Our Digital Imaging segment sales were $122.5 million in 2010, compared with sales of $127.3 million in 2009, a decrease of 3.8%. Operating profit was $5.2 million in 2010, compared with $11.8 million in 2009, a decrease of 55.9%.

The 2010 sales decrease reflected lower licensing sales and lower government subcontract sales, partially offset by $2.9 million in sales from the Optimum acquisition. The decrease in operating profit reflected the impact of lower sales, as well as, acquisition expenses of $1.5 million related to the 2011 DALSA acquisition. Cost of sales in total dollars increased by $1.7 million in 2010, compared with 2009, despite a $4.8 million decrease in sales and was primarily due to the reduction, in 2010, of licensing sales which do not carry significant cost of sales. The cost of sales percentage increased in 2010 due to the reduction in licensing sales which do not carry significant costs of sales.

Securities and Exchange Commission

April 20, 2012

Aerospace and Defense Electronics

(Dollars in millions)	2011	2010	2009
Sales	$670.8	$614.7	$579.2
Cost of sales	$458.0	$451.9	$422.5
Selling, general and administrative expenses	$118.9	$105.0	$96.6
Operating profit	$93.9	$57.8	$60.1
Cost of sales % of sales	68.3%	73.5%	72.9%
Selling, general and administrative expenses % of sales	17.7%	17.1%	16.7%
Operating profit % of sales	14.0%	9.4%	10.4%
International sales % of sales	25.1%	22.3%	21.7%
Governmental sales % of sales	43.7%	49.2%	49.5%
Capital expenditures	$13.1	$9.7	$8.4

Our Aerospace and Defense Electronics segment provides sophisticated electronic components and subsystems and communications products, including defense electronics, data acquisition and communications equipment for air transport and business aircraft, harsh environment interconnects, and components and subsystems for wireless and satellite communications, as well as general aviation batteries.

2011 compared with 2010

Our Aerospace and Defense Electronics segment sales were $670.8 million in 2011, compared with sales of $614.7 million in 2010, an increase of 9.1%. Operating profit was $93.9 million in 2011, compared with $57.8 million in 2010, an increase of 62.5%.

The 2011 sales increase resulted from $46.1 million of higher sales of microwave devices and interconnects, as well as increased sales of $24.1 million from avionics products and electronic relays, partially offset by a reduction of $14.1 million in sales of electronic manufacturing services. The increased sales of microwave devices and interconnects included sales of $25.7 million from acquisitions as well as higher organic sales. The increase in operating profit reflected the impact of higher sales and product mix differences. The 2010 results included the $8.2 million inventory charge. The incremental operating profit from recent acquisitions was $5.9 million. Segment operating profit in 2011 also reflected LIFO expense of $0.3 million compared with LIFO expense of $0.4 million in 2010. Operating profit included pension expense of $3.9 million for 2011, compared with $1.7 million for 2010. Pension expense allocated to contracts pursuant to CAS was $3.9 million for 2011, compared with $2.5 million for 2010. Cost of sales in total dollars increased by $6.1 million in 2011, compared with 2010, and reflected the increase in sales, higher pension expense and product mix differences. The 2010 cost of sales amount included an $8.2 million inventory write-down. The cost of sales percentage improved due to the sales mix which had higher sales from our more profitable avionics and interconnects products as well the absence of the $8.2 million inventory write-down in 2010.

Securities and Exchange Commission

April 20, 2012

2010 compared with 2009

Our Aerospace and Defense Electronics segment sales were $614.7 million in 2010, compared with sales of $579.2 million in 2009, an increase of 6.1%. Operating profit was $57.8 million in 2010, compared with $60.1 million in 2009, a decrease of 3.8%.

The 2010 sales increase of $35.5 million resulted primarily from higher sales of microwave devices and interconnects, as well as increased sales of avionics and electronic relays, partially offset by reduced manufacturing services in defense electronics. The increased sales also included sales of $15.9 million from recent acquisitions. Commercial aerospace sales increased slightly. The decrease in operating profit reflected the charges of $8.2 million, primarily to correct inventory valuations incorrectly recorded in previous periods at a business unit and acquisition related charges of $3.8 million, partially offset by higher sales, cost reductions, lower pension expense and product mix. The incremental operating loss included in the results for 2010 from businesses acquired in 2010 was $3.6 million and included charges of $3.8 million, related to acquisition activity, as well as, intangible asset amortization. Operating profit included pension expense of $1.7 million for 2010, compared with $8.2 million for 2009. Pension expense allocated to contracts pursuant to CAS was $2.5 million for 2010, compared with $2.4 million for 2009. Segment operating profit in 2010 also reflected LIFO expense of $0.4 million compared with LIFO income of $1.7 million in 2009. Cost of sales in total dollars increased by $29.4 million in 2010, compared with 2009, and primarily reflected the increase in sales, as well as the inclusion of the $8.2 million inventory write-down in 2010. The cost of sales percentages were comparable between 2010 and 2009, notwithstanding that the 2010 percentage was slightly higher as it reflected the $8.2 million inventory write-down, partially offset by cost reductions and product mix.

Engineered Systems

(Dollars in millions)	2011	2010	2009
Sales	$304.6	$333.8	$407.2
Cost of sales	$247.0	$272.5	$344.6
Selling, general and administrative expenses	$29.5	$30.9	$31.3
Operating profit	$28.1	$30.4	$31.3
Cost of sales % of sales	81.1%	81.6%	84.6%
Selling, general and administrative expenses % of sales	9.7%	9.3%	7.7%
Operating profit % of sales	9.2%	9.1%	7.7%
International sales % of sales	11.1%	7.6%	3.8%
Governmental sales % of sales	79.4%	88.7%	87.9%
Capital expenditures	$5.9	$3.6	$3.3

Our Engineered Systems segment provides innovative systems engineering and integration, advanced technology development, and manufacturing solutions to space, military, environmental, energy, chemical, biological, nuclear systems and missile defense requirements. This segment also designs and manufactures hydrogen gas generators, thermoelectric and electrochemical energy solutions and small turbine engines.

Securities and Exchange Commission

April 20, 2012

2011 compared with 2010

Our Engineered Systems segment sales were $304.6 million in 2011, compared with sales of $333.8 million in 2010, a decrease of 8.7%. Operating profit was $28.1 million in 2011, compared with $30.4 million in 2010, a decrease of 7.6%.

Sales for 2011 reflected lower sales of $33.7 million from engineered products and services and lower energy systems sales of $2.3 million, partially offset by higher sales of $6.8 million of turbine engines resulting from increased sales for the JASSM program. The sales decrease from engineered products and services, primarily reflected lower sales of space and defense programs, partially offset by higher sales of $9.0 million for environmental systems and $6.2 million in sales from acquisitions. The lower operating profit in 2011 primarily reflected the impact of lower sales, partially offset by the impact of higher margins for turbine engines. Operating profit included pension expense of $2.4 million for 2011, compared with $1.6 million for 2010. Pension expense allocated to contracts pursuant to CAS was $8.7 million for 2011, compared with $7.1 million for 2010. Cost of sales in total dollars decreased by $25.5 million in 2011, compared with 2010, and primarily reflected the decrease in sales. Both cost of sales as a percentage of sales and selling general and administrative expense as a percentage of sales were comparable from year to year.

2010 compared with 2009

Our Engineered Systems segment sales were $333.8 million in 2010, compared with sales of $407.2 million in 2009, a decrease of 18.0%. Operating profit was $30.4 million in 2010, compared with $31.3 million in 2009, a decrease of 2.9%.

Sales for 2010, compared with 2009, primarily reflected lower revenue from engineered products and services, as well as turbine engine programs. Sales of engineered products and services declined $67.0 million as a result of lower sales of missile defense engineering services, NASA programs and gas centrifuge service modules, partially offset by $6.3 million in sales from the acquisition of the CML division of Intelek. The revenue decline of $11.5 million in turbine engine programs reflected lower sales of turbine engines for the JASSM program. Fiscal year 2010 included higher sales of $5.1 million of commercial and government energy systems. Operating profit for 2010 reflected the impact of lower revenue and disposition related costs of $1.2 million related to the reduction of organizational conflict of interest business activity, partially offset by lower pension expense and higher margins related to the JASSM program. Segment operating profit included pension expense of $1.6 million in 2010, compared with $12.0 million in 2009. Pension expense allocated to contracts pursuant to CAS was $7.1 million in 2010, compared with $10.0 million in 2009. Cost of sales in total dollars decreased by $72.1 million in 2010 compared with 2009, and reflected the impact of lower in sales in 2010 for engineered products and services and energy systems, as well as $6.5 million in lower pension expense. The lower cost of sales percentage in 2010 is due primarily to the reduction in pension expense.

Critical Accounting Policies

Revenue Recognition, page 50, and

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 67

Securities and Exchange Commission

April 20, 2012

2.	We note your discussion in the Critical Accounting Policies section for certain fixed-price type contracts that require substantial performance over a long period of time (generally one or more years), revenues are recognized using the percentage-of-completion method of accounting. We also note that you generally review and reassess contract cost and revenues estimates for significant contracts quarterly and that the impact of revisions in cost and revenue estimates during the progress of work may adjust the current period earnings on a cumulative catch-up basis. Please advise us of the percentage or dollar amount of revenues recognized using the percentage of completion method for each period presented. Depending upon the significance of the change in one or more of the estimates used, such a change could affect the profitability of a business at both the segment level and on a consolidated basis. Although you disclose that operating income as a percentage of sales to the U.S. Government for the periods presented did not vary more than 2.1%, it is unclear what, if any, impact changes from cost or revenue estimates had on your results of operations. In this regard, please revise the notes to your financial statements to quantify the impact of change in estimates on your result of operations for each period presented and provide and analysis of the underlying reasons for the changes in estimates. See guidance in ASC 250-10-50-4. With regard to segment level disclosure, you should revise to provide this disclosure when such changes materially impact a segment’s measure of profit. As part of your response, please provide us with a copy of your intended revised disclosure.

RESPONSE:

In future filings, beginning with our first quarter 2012 Form 10-Q, we will revise our Critical Accounting Policies for Revenue Recognition and our notes to the consolidated financial statements to clarify our revenue recognition practices and the amount of revenue recognized using the percentage-of-completion (POC) method. Additionally, we will aggregate and quantify both gross favorable and gross unfavorable profit adjustments recorded using the cumulative catch-up method. Since we have numerous small contracts which undergo changes in estimates for a variety of positive or negative cost or price adjustments, the aggregation of individually insignificant and immaterial gross amounts is not always meaningful. Therefore, we will describe the underlying reasons for individually significant adjustments in the segment results, if any.

Listed below are the amounts of revenue recognized using the POC method and the amount of gross favorable and gross unfavorable profit adjustments under the cumulative catch-up method:

Securities and Exchange Commission

April 20, 2012

Sales (in millions)	2011	2010	2009
Instrumentation	$616.6	$573.2	$538.4
% of Revenue under POC method	7.5%	10.4%	9.3%
Digital Imaging	349.9	122.5	127.3
% of Revenue under POC method	38.4%	87.7%	89.0%
Aerospace and Defense Electronics	670.8	614.7	579.2
% of Revenue under POC method	43.6%	53.3%	57.7%
Engineered Systems	304.6	333.8	407.2
% of Revenue under POC method	95.9%	98.1%	100.0%

Total sales	$1,941.9	$1,644.2	$1,652.1

% of Revenue under POC method	39.4%	50.0%	54.8%

(in millions)	2011	2010	2009
Gross Favorable Profit Adjustments	$4.7	$3.5	$2.6
Gross Unfavorable Profit Adjustments	$(4.4)	$(3.2)	$(1.4)

The above gross profit adjustments, whether favorable or unfavorable, represent less than 1% of revenue accounted for under the POC method.

The proposed disclosure for our Critical Accounting Policies for Revenue Recognition and the notes to our consolidated financial statements is as follows. For ease of reading, we have indicated the language we have changed from the relevant portions of the Critical Accounting Policies for Revenue Recognition included in our 2011 Form 10-K using italics and strikethroughs:

Commercial sales and sales from U.S. Government fixed-price type contracts are generally recorded as shipments are made or as services are rendered. Revenue related to a product or service is recognized when products are shipped to the customer or services have been rendered in accordance with terms of an agreement of sale, under which title and risk of loss have been transferred, collectability is reasonably assured and pricing is fixed or determinable. The Company’s typical terms of sale are FOB shipping point and, as such, the Company primarily records revenue for product sales upon shipment. For the very small percentage of sales where title and risk of loss passes at point of delivery, the Company recognizes revenue upon delivery to the customer, assuming all other criteria for revenue recognition are met. For contracts that require the Company to warehouse certain goods, revenue is recognized when all risks of loss is borne by the customer and all other criteria for revenue recognition are met. If any significant obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment, typically involving acceptance by the buyer, revenue recognition is deferred until such obligations have been fulfilled following shipment. The Company does not offer substantial sales incentives and credits to customers. Accruals for sales returns and other allowances are provided at the time revenue is recognized based upon past experience.

For certain fixed-price type contracts that require substantial performance over a long time period (generally one or more years), revenues are recorded under the percentage-of-completion (POC) method. We measure the extent of progress toward completion using the units-of-delivery method, cost-to-cost method or upon attainment of

Securities and Exchange Commission

April 20, 2012

scheduled performance milestones which could be time, event or expense driven. Occasionally, invoices are submitted to and paid by the customer under a contractual agreement which has a different time schedule than the related revenue recognition. Sales under cost-reimbursement contracts, usually from the U.S. Government, are recorded as allowable costs are incurred and fees are earned. The percentage of Company sales recognized using the POC method has been decreasing and was 39.4% in 2011, 50.0% in 2010 and 54.8% in 2009, due to the increase in our commercial business which does not typically utilize the POC method.

The development of cost of sales percentages used to record costs under certain fixed-price type contracts and fees under certain cost-reimbursement type contracts accounted for under the POC method of accounting require management’s judgment to make reasonably dependable cost estimates for the design, manufacture and delivery of products and services, generally over a long time period. Since certain fixed-price and cost-reimbursement type contracts extend over a long period of time, the impact of revisions in cost and revenue estimates during the progress of work may adjust the current period earnings on a cumulative catch-up basis. This method recognizes, in the current period, the cumulative effect of the changes on current and prior quarters. For fixed-price contracts, if the current contract estimate indicates a loss, a provision is made for the total anticipated loss in the period that it becomes evident. Contract cost and revenue estimates for significant contracts are generally reviewed and reassessed quarterly. These types of contracts and estimates are most frequently related to our sales to the U.S. Government or sales to other defense contractors for ultimate sale to the U.S. Government. ~~The Company follows the revenue recognition criteria under Accounting Standards Codification (“ASC”) 605-10-S99-1, Revenue Recognition. For our sales to the U.S. Government in 2011, 2010 and 2009, operating income as a percent of sales did not vary by more than 2.1%. If operating income as a percent of sales to the U.S. Government had been higher or lower by 2.1% in 2011, the Company’s operating income would have changed by approximately $14.2 million.~~ Changes in estimates related to contracts accounted for under the POC method are recorded using the cumulative catch-up method of accounting. The aggregate effects of these favorable and unfavorable changes in estimates in 2011, 2010 and 2009 were $4.7 million, $3.5 million and $2.6 million of favorable operating income and $4.4 million, $3.2 million and $1.4 million of unfavorable operating income, respectively. We do not believe that any discrete event or adjustments to an individual contract within the aggregate changes in contract estimates for 2011, 2010 or 2009 was material to the consolidated statements of income for such annual periods.

Consolidated Statements of Income, page 62

3.

We note that you present revenues in the aggregate on the face of your income statements under the caption “Sales.” In this regard, please tell us how you considered the requirements of Rule 5-03(b)(1) of Regulation S-X and why you believe you are not required to separately present product and service revenues when it appears from the business section of your Form 10-K that your operations involve the sale of products (e.g. instrumentation products, digital image capture products, electronic components and subsystems and communication products, small turbine engines, etc.) in addition to various services. We note companies with similar revenue generating activities that involve contracts for the production of goods and services separately classify revenues from sales of products and services based on the

Securities and Exchange Commission

April 20, 2012

predominant attributes of the relevant underlying contract. Please tell us why you believe your presentation of revenues in the aggregate is more appropriate in contrast to others with similar business operations. We may have further comment upon receipt of your response.

RESPONSE:

As noted in Teledyne’s Form 10-K, we derive revenue from the sales of products and services. Based on the nature of our sales, the sales value that can be attributed to services for fiscal year 2011 was approximately 8.7%. Most of our revenues are related to product sales. We classify service revenues as revenue from activities that are not associated with the design, development or production of tangible assets, the delivery of software code or specific capability like our research contracts which provide prototypes, reports or data. In 2011, revenue from research contracts was $72 million or 3.7% of total of revenue in 2011. Research contracts are generally with U.S. Federal government agencies and reported in our Digital Imaging segment.

Our Engineered Systems segment service sales account for 6.4% of consolidated Company sales for 2011. Within this segment, the service portion of revenue has been shrinking as we transition this segment to more manufacturing as the U.S. Government has reduced budgets in the service-related areas. Examples of service contracts in the Engineered Systems segment include maintenance and repair work, certain NASA contracts and certain government contracts such as test and evaluation contracts. Additionally, these service contracts were mentioned in our 2011 Form 10-K on page 7, in the Customers section. Therefore, we expect the trend in total company service sales to continue to decline from current levels.

We acknowledge that we have used the term “service” or “services” throughout the Form 10-K. In most of those cases the “services” are associated with a physical product and also includes non-billed customer service. We did not intend to imply that we had a material amount of service revenue; however, we believe it was important to inform the investing public that “services” were an integral element of our business of designing, developing and producing products. We intend to review the language used in our filings to ensure it appropriately describes our business operations and provides the proper balance between products and services.

4.	Please revise the caption “Net income including noncontrolling interest” to “Net Income” in order to avoid any confusion. Refer to the illustration in ASC 810-10-55-4J.

RESPONSE:

We used the caption “Net income including noncontrolling interest” in an effort to be clear that the captioned amount included noncontrolling interest. However, we will revise in future filings to disclose “Net Income” as shown in the illustration contained in ASC 810-10-55-4J.

Securities and Exchange Commission

April 20, 2012

Consolidated Statements of Cash Flows, page 65

5.	Reference is made to “Net income from continuing operations before non-controlling interest” under operations activities of $142.1, $120 and $116.4 million for fiscal 2011, 2010, and 2009, respectively. Please note that such presentation is not considered appropriate. In accordance with ASC 230-10-45-28, and entity using the indirect method should adjust net income to reconcile it to net cash flow from operating activities. In this regard, net income for which the reconciliation of the net income to net cash provided by operating activities should be based upon the income statements amounts of $255.2, $120.6 and $116.4 million for fiscal 2011, 2010 and 2009, respectively. Please revise your presentation, accordingly.

RESPONSE:

In future filings we will begin the Consolidated Statements of Cash Flows with the caption, “Net Income” using the amounts, $255.2 for 2011, $120.6 for 2010 and $113.8 for 2009. The next line item will then show the amounts related to discontinued operations of $113.1 for 2011, $0.6 for 2010 and $(2.6) for 2009. This revised presentation would not impact the previously disclosed totals for net cash provided by operating activities, net cash used by investing activities or net cash provided (used) by financing activities.

Securities and Exchange Commission

April 20, 2012

6.	Reference is made to line item caption “Net proceeds (payments) – long-term debt” under financing activities. Please revise to separately state the amounts related to proceeds received and payments made for long-term debt on a gross rather than a net basis. Unless assets of liabilities have an original maturity of three months of less, such amounts should be presented on a gross basis. Refer to ASC 230-10-45-7.

RESPONSE:

We are following the guidance in ASC 230-10-45-7, 8 & 9. This guidance allows for the netting of gross cash receipts and payments provided that the original maturity is three months or less and the gross amounts are not necessary to understand our financing activities. We have netted the borrowings with repayments for amounts related to our credit facility in our Consolidated Statements of Cash Flows as the borrowings under the credit facility did not have maturities greater than three months and in all cases had maturities that ranged from 1 day to one month. In the Consolidated Statements of Cash Flows, for 2010 we did disclose, on a separate line the proceeds from our $250.0 million Senior Note issuance. To provide increased disclosure, we will modify the language in the long-term debt footnote to describe the various maturities on the borrowings throughout the year. If these maturities exceed 3 months, we will not net the gross cash receipts and payments in the Consolidated Statements of Cash Flows.

Note 3. Business Acquisitions, Goodwill and Intangible Assets

Other Acquired Intangible, page 76

7.	We note that you amortize other intangible assets, including customer relationships, on a straight-line basis over their estimated useful lives. Often however, customer relationships may dissipate at a more rapid rate in the earlier periods following a company’s succession to these relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles’ cost to the periods benefited. In this regard, please tell us the balance of customer relationships as of January 1, 2012 and if material, tell us what consideration was given to amortizing customer relationships under an accelerated method, and add disclosure to your financial statements to describe the reasons management believes amortization on straight-line basis is appropriate.

Securities and Exchange Commission

April 20, 2012

RESPONSE:

The net balance in customer relationships as of January 1, 2012 was $43.2 million. The gross amount was $68.5 million and accumulated amortization was $25.3 million. The weighted average remaining useful life was 5.9 years at January 1, 2012. We have used the straight line method to amortize the value of customer relationships. The following chart details the useful life to amortize the original gross balance, the net value and the remaining useful life at year end 2011:

Range	Gross Value	Net Value	Original Useful Life in Years	Remaining Useful Life in Years
Over $20 million	$24.0	$21.3	8	7
Over $4 million to $20 million	13.8	8.5	7 to 10	up to 6
Over $2 million to $4 million	8.3	4.2	10 to 15	up to 11
Over $1 million to $2 million	16.3	5.9	4 to 15	up to 7
$1 million and under	6.1	3.3	2 to 15	up to 10

	$68.5	$43.2		5.9

Consistent with Teledyne’s growth strategy, we seek to acquire companies in our core markets which are characterized by high barriers to entry and include specialized products not likely to be commoditized. Given the highly engineered nature of our products, regulatory certifications and cost of product replacement and requalification, our sales cycles are often long and the general rate of new customer acquisition and rate of existing customer attrition are often slow and measured. For example, rarely are new products or sales strategies developed that cause significantly accelerated customer acquisition or mass customer defection.

The income approach was utilized in the determination of the value of customer relationships for each acquired company. Given the assumed rates and manner of customer attrition, the discounted cash flows analyzed in the individual valuations declined in a largely linear, as opposed to accelerated or exponential faction. We believe that our use of straight line amortization for our prior acquisitions is therefore consistent with the guidance in ASC 350, which states, if the useful life of an intangible asset is finite, the intangible asset should be amortized over its useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. In addition, we regularly review and update our estimates of the duration of customer relationships to ensure the remaining amortization period aligns with the economic benefit.

In future filings we will add disclosure to our financial statements to describe the reasons management believes amortization on straight-line basis is appropriate for customer relationships as well as the other categories of intangibles subject to amortization. We will, as we have in the past, give appropriate consideration to the use of accelerated methods of amortization and will select an accelerated method if the facts and circumstances warrant it.

Securities and Exchange Commission

April 20, 2012

Note 16. Discontinued Operations, page 96

8.	In light of the materiality of the gain from the sale of the discontinued operations, please advise us and expand your disclosure to indicate how you calculated the gain from this transaction pursuant to ASC 205-20. As part of your response, please present your calculation of gain/loss in a table that indicates all items considered in your calculation, and including any adjustments that may done at a late date based on any outstanding warranty or other liability. We may have further comment upon reviewing your response.

RESPONSE:

We recorded a net gain of $113.8 million on the April 19, 2011 sale of our general aviation piston engine businesses, which was disclosed on the face of the income statement. The calculation of the gain is as follows:

Sale Price	$186.0
Current assets	(38.4)
Property, plant and equipment	(18.4)
Goodwill	(0.9)
Other long-term assets	(4.7)
Current liabilities	18.0
Long-term liabilities - including aircraft product liabilities	48.0
Net pension and post retirement benefit curtailment expense	(0.4)
Transaction related expenses paid	(1.9)

187.3
Income tax provision	(73.5)

$113.8

The $73.5 million income tax provision is made up of $51.3 million which was paid in 2011 and $22.2 million of deferred tax expense. We have no continuing involvement with the discontinued and sold business. The Company has no remaining product warranty or other liabilities associated with the operations of the discontinued business. We have made no adjustments to the amounts recorded since the sale except for a working capital adjustment recognized in the same quarter as the sale. In future filings we will include the disclosure, if applicable, for the period presented.

Securities and Exchange Commission

April 20, 2012

Note 18. Quarterly Financial Data, page 97

9.	Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K.

RESPONSE:

In future filings we will disclose the effect of any unusual or infrequently occurring items that are recognized in any of the quarters presented. We intend to present any unusual or infrequently occurring items in the footnotes to the tables as we have for the research and development tax credits. We will review the unusual or infrequently occurring items we disclose in our earnings release and our public filings and incorporate disclosures as appropriate.

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720.

Sincerely,

/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	F.V. Cahouet – Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian, Chairman, President and Chief Executive Officer - Teledyne Technologies Incorporated
J. T. Kuelbs – Executive Vice President, General Counsel and Secretary- Teledyne Technologies Incorporated
G. Birkenbeuel – Ernst & Young LLP